[Translation]

To Whom It May Concern:
                                                            February 9, 2005
                                      Company Name:
                                          TOYOTA MOTOR CORPORATION

                                      Name and Title of Representative:
                                          Fujio Cho, President

                                      (Code Number: 7203
                                          Securities exchanges throughout Japan)

                                      Name and Title of Contact Person:
                                          Masaki Nakatsugawa
                                          General Manager, Accounting Division
                                          Telephone Number: 0565-28-2121

                      Toyota Announces New Management Team

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today a list of executive nominees (executive vice presidents and higher). The nominees will be elected by the approval of this year's annual general shareholders' meeting in June and the following meeting of the board of directors.

Nominated executives vice presidents and above

     Name                         New Title                   Current Title
--------------------------------------------------------------------------------
Hiroshi Okuda               Chairman                    Chairman
--------------------------------------------------------------------------------
Fujio Cho*                  Vice Chairman               President
--------------------------------------------------------------------------------
Katsuhiro Nakagawa          Vice Chairman               Vice Chairman
--------------------------------------------------------------------------------
Katsuaki Watanabe*          President                   Executive Vice President
--------------------------------------------------------------------------------
Tokuichi Uranishi*          Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Kazuo Okamoto*              Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Kyoji Sasazu*               Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Mitsuo Kinoshita*           Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Yoshimi Inaba*              Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Takeshi Uchiyamada*         Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Masatami Takimoto*          Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Akio Toyoda*                Executive Vice President    Senior Managing Director
--------------------------------------------------------------------------------
Asterisk indicates promotion


Planned retiring executive vice presidents and above

     Name                         Current Title
--------------------------------------------------------------------------------
Kosuke Ikebuchi             Vice Chairman
--------------------------------------------------------------------------------
Akihiko Saito               Executive Vice President
--------------------------------------------------------------------------------
Ryuji Araki                 Executive Vice President
--------------------------------------------------------------------------------
Yoshio Ishizaka             Executive Vice President
--------------------------------------------------------------------------------
Kosuke Shiramizu            Executive Vice President
--------------------------------------------------------------------------------
Kazushi Iwatsuki            Executive Vice President
--------------------------------------------------------------------------------